SUMMARY APPRAISAL REPORT

OF THE

OFFICE/GOVERNMENTALPROPERTY

KNOWN AS

SECURITY WEST

OWNED BY

SECURITY LAND AND DEVELOPMENT COMPANY LIMITED PARTNERSHIP

LOCATED AT

1500 WOODLAWN DRIVE, BALTIMORE (21207)
BALTIMORE COUNTY, MARYLAND

APPRAISED BY

WILLIAM J. GONTRAM
MARYLAND CERTIFIED GENERAL REAL ESTATE APPRAISER NO. 40010181

WILLIAM F. SCHOENHUT, JR., MAI, IFAS
ADMINISTRATIVE REVIEW APPRAISER
MARYLAND CERTIFIED GENERAL REAL ESTATE APPRAISER NO. 10103

PROSPECTIVE VALUATION DATES

NOVEMBER 1, 2003
AND
OCTOBER 31, 2018

MARSHALL & STEVENS INCORPORATED
VALUATION AND FINANCIAL CONSULTANTS

SUMMARY OF IMPORTANT DATA AND CONCLUSIONS

Client	Cafritz Interests
Property Name	Security West
Location	1500 Woodlawn Drive Baltimore, Baltimore County, Maryland
Property Rights Appraised	1) Current Leased Fee Interest subject to the lease 2) Current Fee Simple Interest subject to 100% vacancy ("Go Dark" value)
Ownership	Security Land and Development Company Limited Partnership
Property Type	Office - Governmental
Zoning	M.L.-I.M. (Manufacturing, Light and Industrial, Major)
Land Area	34.3668 acres
Principal Improvements	A build-to-suit governmental office building constructed in two major sections. Section 1, built in 1968 is a 518,577-sq-ft GBA two-story steel and masonry brick facade structure on grade which surrounds on three sides a 328,601-sq-ft GBA seven-story steel and brick facade office "tower" built in 1972. Enclosed passageways connect the two buildings. Total gross building area is 847,178 sq ft; net rentable area is 788,712 sq ft (equivalent to 717,011 GSA usable sq ft).
Highest and Best Use	As vacant—Office As improved—Current Use
Fee Simple Market Value as of November 1, 2003	$110,000,000
Fee Simple "Go Dark" Value as of November 1, 2003	$86,800,000

SUMMARY OF IMPORTANT DATA AND CONCLUSIONS

Leased Fee Value as of November 1, 2003	$110,500,000
Residual Value as of October 31, 2018	$116,000,000
Marketing Period	12 to 24 months
Exposure Period	12 to 24 months
Inspection Date	February 13, 2003
Valuation Dates	November 1, 2003 and October 31, 2018
Report Date	March 24, 2003
Special Conditions	Our prospective value conclusions assume no significant change in either the physical attributes of the subject property or market variables as of the effective date of value. Our "Go Dark" valuation is based upon a hypothetical occurrence that is considered remote.

SUBJECT PHOTOGRAPHS


SOCIAL SECURITY
ADMINISTRATION
SECURITY
WEST
I-70
SECURITY BLVD.
695

Aerial view of subject property

SUBJECT PHOTOGRAPHS



Security West view eastward



North entry

TABLE OF CONTENTS

Letter of Transmittal
Title Page
Summary of Important Data and Conclusions
Subject Photographs
Table of Contents

1. Introduction
Identification of the Property....1
Purpose of the Appraisal....1
Inspection Date....1
Intended Use of the Appraisal....2
Environmental Issues....2
The Appraisal Development and Report Process....3
Competency Statement....4
Appraisal Definitions....5
Property History....7

2. Descriptive Section
Area/Neighborhood Analysis....8
Summary of Site Characteristics....15
Summary of Improvement Characteristics....16
Marketability and Marketing/Exposure Periods....18
Highest and Best Use....18

3. Valuation Section
Appraisal Procedures....19
Cost Approach....19
Income Capitalization Approach....22
Sales Comparison Approach....32
Reconciliation of Value....35
Go Dark Value....36
Leased Fee Valuation – Residual Value Analyses....37
Leased Fee Valuation – Present Value Analyses....42
Assumptions and Limiting Conditions....48
Appraiser Certification....54
Scope of the Value Determination Administrative Review....56
Opinion of the Administrative Review Appraiser....56
Administrative Review Appraiser Certification....57

TABLE OF CONTENTS

4. Addenda

Legal Description A-1
Business Overview B-1
Zoning C-1
Building Specifications D-1
Historical Audit Information E-1
Capital Expenditure History F-1
Engagement Letter G-1

Corporate Professional Qualifications
Appraiser Qualifications

IDENTIFICATION OF THE PROPERTY

The property appraised is the real estate located at 1500 Woodlawn Drive, Baltimore, Baltimore County, Maryland (21207), known as Security West, occupied by the Social Security Administration ("SSA") and owned by Security Land and Development Company Limited Partnership. The property appraised was a build-to-suit project for the SSA in two phases and consists of a site of 34.3668 acres improved with two interconnected office buildings totaling 847,178 square feet of gross building area ("GBA"), built in 1968 and 1972 and is identified as Baltimore County tax parcel number 01-19-271830. The legal description appears in the Addenda to this report. The property is currently used by the SSA Departments of Disability Claims and International Operations and houses 3,500 to 4,000 workers. Historically, peak employment at the property occurred in the 1970s and was approximately 6,000.

PURPOSE OF THE APPRAISAL

The purpose of the appraisal is to estimate the prospective market value of the leased fee interest (value as encumbered by the lease agreement), and the prospective fee simple "Go Dark" value as of November 1, 2003. For purposes of placement of residual value insurance, we have also estimated the residual value of the property at the end of the lease term on October 31, 2018.

INSPECTION DATE

The property was inspected by William J. Gontram on February 13, 2003. Due to tenant restrictions on taking photographs of the premises, all photographs exhibited in this report were taken by the property's management and electronically forwarded to the appraiser. On the inspection, the appraiser was accompanied by Michael J. Cusick, Sr., CPM, Project Manager for TCG Management Corporation and Steven M. Peer, President, Cafritz Interests. The property's management company, TCG Management, is an affiliate of Cafritz Interests. When the date of inspection differs from the effective date of appraised value, we have assumed no material change in the condition of the property, unless otherwise noted in the report.

INTENDED USE OF THE APPRAISAL

It is our understanding that this *Summary Appraisal Report* is to be used in support of financing and placement of residual value insurance; its use for any other purpose or valuation date may invalidate the appraisal. The user/recipient of this report is Security Land and Development Company Limited Partnership.

ENVIRONMENTAL ISSUES

An environmental assessment of the subject property exceeded the scope of this report. Any reference to environmental issues indicates our research into the environmental matters affecting the market; such reference shall not be construed as an opinion on specific issues concerning the subject property unless otherwise noted in this report.

Management has provided the appraiser with a copy of a Phase I Environmental Site Assessment report dated September 17, 2002, issued by URS Corporation as retained by TCG Management, Inc. In the conclusion to the Executive Summary on page ES-2 the report states:

> Based on a review of available information, no Recognized Environmental Conditions were identified on the subject property from onsite or offsite sources. No further investigation is recommended at this time.

THE APPRAISAL DEVELOPMENT AND REPORT PROCESS

The appraisal development included a physical inspection of the subject property, gathering information on comparable land and improved sales, rent, operating expenses, construction costs, accrued depreciation, capitalization and yield rates, a visual review of the comparable properties, and an analysis of regional and neighborhood trends. All market data were verified by the buyer, seller, broker, deed, title company, and/or leasing agent wherever possible. The accumulated data were analyzed in relation to the cost, income capitalization, and sales comparison approaches.

The results, opinions, and conclusions of our investigation are being presented in this *Summary Appraisal Report* format, and a number of items normally included in a complete self-contained appraisal report are not included such as detailed zoning and land planning information and details on appraisal property. Supporting documentation is retained in our files. This report is limited to a recapitulation of the appraiser's data, analyses, and conclusions. To develop the opinion of value, we performed a complete appraisal process as defined by the Uniform Standards of Professional Appraisal Practice; no departures from Standard 1 were invoked. Our analysis began the week of February 10, 2003, and was completed the week of March 3, 2003.

Information to assist us in this assignment regarding the subject property was furnished by the following individuals:

Name/Phone	Affiliation	Information Supplied
Steven M. Peer/ (202) 331-3800	Cafritz Interests	Property operating income and expense data, copy of executed lease
Michael J. Cusick, Sr./ (410) 966-2632	TCG Management	Building sketches, capital budget, legal description, and other descriptive data, Environmental Site Assessment report

This data furnished to us by the above sources is deemed reliable. Any inaccuracies in this information could require a recertification of our value estimate.

THE APPRAISAL DEVELOPMENT AND REPORT PROCESS

This appraisal has addressed no issues of law, engineering, code conformance, insect or rodent infestation, or contamination by or discharge of asbestos or other hazardous materials, inter alia, unless specifically identified in the body of the report.

Our analyses and opinion of the subject's “Go Dark” value has been completed subject to the hypothetical condition that the property will be vacated as of a future date. In our opinion, the likelihood of the occurrence of this event is remote but the analysis, nevertheless, has been presented at the direction of the client. Further, all value conclusions are effective as a future date dependent upon no significant change in either the physical attributes of the subject property or market variables reasonably assumed or projected as of the date of analysis. If unforeseen conditions come to impact the property as of the date(s) of valuation the value(s) indicated within this report may be invalid.

The appraisal has accordingly been completed under the assumptions and limiting conditions and the certifications presented in this report.

COMPETENCY STATEMENT

Marshall & Stevens Incorporated's appraisers have appraised numerous general-purpose office properties in the private and public sectors essentially similar to the property that is the subject of this appraisal.

APPRAISAL DEFINITIONS

The following definitions pertain to this report:

Prospective Market Value. The most probable price which a property is projected to bring in a competitive and open market under all conditions requisite to a fair sale, wherein the buyer and seller each will act prudently and knowledgeably, and assuming the price will not be affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. buyer and seller will be typically motivated;
2. both parties will be well informed or well advised, and acting in what they consider their best interests;
3. a reasonable time will be allowed for exposure in the open market;
4. payment will be made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
5. the price will represent the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. [1]

Prospective market value is a future market value.

Market Rent. The rental income that a property would most probably command in an open market; formerly called economic rent.[2]

[1] The Foundation's definition of market value has been changed with the intent of complying with the Foundation's "Statement of Appraisal Standards, No. 4 (SMT-4)," from *Uniform Standard of Professional Appraisal Practice*, 2003, p. 90.

[2] *Uniform Standards of Professional Appraisal Practice* (Appraisal Foundation, 2003 Edition), p. 223.

APPRAISAL DEFINITIONS

Go Dark Value. The value of the subject property considering the time necessary to market or re-tenant the property and a reduction in the market value estimate in fee simple title form those costs that may be incurred by the landlord during this period.[3]

Hypothetical Condition. A condition, which is contrary to what exists but is supposed for the purpose of analysis.[4]

[3] Marshall & Stevens Incorporated, Definition for this engagement.

[4] *Uniform Standards of Professional Appraisal Practice* (Appraisal Foundation, 2003 Edition), p. 3.

PROPERTY HISTORY

Prior to construction of the current improvements, the property was undeveloped and used as farmland. The improvements were a build-to-suit project for the SSA built in two phases in 1968 and 1972.

It is the appraiser's understanding that the subject property is not under current agreement or option and is not for sale on the open market. The subject has not changed hands during the past three years, according to public records. No current listings, options, or agreements of sale of the subject property were discovered in the course of our analysis. The last deed recording for the property occurred November 30, 1988, as a result of a financial restructuring and is recorded at county deed reference 4836/552. Reportedly, the current owner acquired the property on November 28, 1986.

The current property lease to the SSA expires October 31, 2003. Management has provided a copy of the amendment ("Supplemental Lease Agreement No. 32", or "SLA") to Lease No. GS-03B-40131 extending the term for an additional 15 years beginning November 1, 2003, and expiring October 31, 2018. Details of the SLA are provided in the Valuation Section of this report.

The property underwent extensive renovations from 1994 through 1998 and appears to benefit from a continuing program of repairs, replacements, and upgrades. TCG Management is an affiliate of Cafritz Interests and is a sole purpose entity performing full-time, on-site property management. Major capital improvements over recent years are detailed in the Building Description section of this report.

AREA/NEIGHBORHOOD ANALYSIS

Baltimore County is located in the Baltimore Primary Metropolitan Statistical Area (PMSA or "Baltimore Region"), which, in addition o the city of Baltimore, includes the counties of Anne Arundel, Carroll, Harford, Howard, and Queen Anne's. The county is bordered by Harford County to the east, York County, Pennsylvania to the north, Carroll County to the west, and Howard and Anne Arundel Counties to the south. Baltimore County surrounds the city of Baltimore. The county seat is the city of Towson, 12 miles northeast of the subject; downtown Baltimore and the Inner Harbor lie nine miles east.

The subject site is elongated east-west with frontage on Interstate 70 to the east and Interstate 695 (the Baltimore Beltway) to the west. Access is via the Security Boulevard exit (one exit north of the I-70 interchange) of I-695 and also from I-70 (Exit 94) via service road Parallel Drive that dead-ends at the subject's site entrance. Access to I-95 is six miles south on I-695. Other regional highways in the county include U.S. Interstates 83, 195, 395, 795, and 895; US Routes 1 and 40; and State Route 295. Air service is provided by the Baltimore-Washington International Airport ("BWI") located in Anne Arundel County. Baltimore Harbor is a major seaport. Access to workforce, products, supplies, transportation hubs, and support services is excellent.

On a following page is a comparison table exhibiting trends and projections in population growth and employment patterns. As expected, Baltimore County and the urbanized Baltimore region has grown since 1970 and is expected to continue to grow through the projection period of 2005 to 2030 at a slower rate than the state as a whole. However, the pace of growth at the county level picked up in the 1990-2000 period and targeted growth policies are expected to help offset the tendency toward continued suburban sprawl and concentrate future growth in established areas. While the population 16 years of age and over is projected to grow slightly less than the total, the labor force participation rate will fall due to the aging population. These projections result in a net decrease in the labor force beginning in 2015 at the county and region levels and at the state level beginning in 2025. This condition is not unique to Baltimore or Maryland and may, in fact, enhance the competitive position of the subject to attract and retain a quality workforce due to superior accessibility.

The employment breakdown by sector shows the county to pretty much mirror the region and state. Sectors of greatest divergence show the county to have a higher concentration

of Finance, Insurance, & Real Estate (FIRE) (9.6%) and a lower concentration of Government (13.0%). While the county has outperformed the region and state in job creation during the period 1970 to 2000, the county is projected to lag the other two areas in the future. Manufacturing took a precipitous dive in the county from 1990 to 2000. Sectors projected to fare nearly equal to the region and state projections are Transportation, FIRE, Services, and Government. These are the highest growth sectors at all three area levels and include the highest demand-generators for office space. The county's largest employers are federal government agencies: Social Security Administration (9,700) and the Centers for Medicare & Medicaid Services-CMS (formerly HICFA) (3,088). Other top private employers are Bethlehem Steel Corporation (3,018), Greater Baltimore Medical Center (3,000), McCormick & Company, Inc (food products) (2,324), Verizon-MD (2,284), CareFirst, Blue Cross & Blue Shield (2,145), St. Joseph Medical Center (2,100), and T. Rowe Price Associates, Inc. (Financial Services & Investment) (2,036). December 2002 unemployment rates (not seasonally adjusted) in the nation, state of Maryland, and the Baltimore region were 5.7%, 3.8%, and 4.1%, respectively.

The subject property sits adjacent to the headquarters campus of the Social Security Administration, which includes 2.5 million square feet of office space and over 12,000 employees. The SSA is in the midst of a $97 million renovation to its one million-square-foot Woodlawn operations center built in 1962. As renovations proceed, workers will be temporarily displaced to other buildings available in the submarket. For example, the former Sam's Club at 1718 Woodlawn Drive has been converted to accommodate displaced office workers for as long as the next four years. Other employees will move into a 70,000-square-foot leased office space at 1508 Woodlawn Drive adjacent to the subject and a 45,000-square-foot office on Rolling Road. The renovation is part of a government initiative to "provide all SSA employees with user-friendly, modern office facilities that will meet their needs well into the 21st century." (as quoted in press release reproduced in the Addenda of this report). The presence of the SSA's main campus across Woodlawn Drive from the subject, the Department's substantial ongoing investment in the immediate neighborhood and expected continued demand for SSA government services into the future are considered strong indications of SSA's continued likely occupancy of the subject property beyond the extended lease term expiring in 2018. Other uses include the adjacent

AREA/NEIGHBORHOOD ANALYSIS

Meadows Industrial Park, a 475-acre park with 1,080,000 square feet of built office, R&D, and light industrial space.

Generally, the subject's location within an important economic and demographic market with good access to the region and nation plus positive indications of growth indicate a good environment for stability and growth into the foreseeable future.

DEMOGRAPHIC AND EMPLOYMENT OUTLOOK	Baltimore County				Baltimore Region				State of Maryland			
	2000	Avg Annual Rate of Change 1970-2000	Avg Annual Rate of Change 1990-2000	Avg Annual Rate of Change 2005-2030	2000	Avg Annual Rate of Change 1970-2000	Avg Annual Rate of Change 1990-2000	Avg Annual Rate of Change 2005-2030	2000	Avg Annual Rate of Change 1970-2000	Avg Annual Rate of Change 1990-2000	Avg Annual Rate of Change 2005-2030
Population												
Total Population	754,292	0.6%	0.9%	0.2%	2,512,431	0.6%	0.7%	0.3%	5,296,486	1.0%	1.0%	0.6%
Total Household Population	736,652	0.6%	0.8%	0.2%	2,444,287	0.7%	0.7%	0.3%	5,162,430	1.0%	1.0%	0.5%
Total Households	299,877	1.6%	1.1%	0.3%	958,756	1.4%	1.0%	0.5%	1,980,859	1.8%	1.3%	0.7%
Average Household Size	2.46				2.55				2.61			
Labor Force												
Total Population 16+	595,770	1.1%	0.7%	0.3%	1,945,680	1.0%	0.6%	0.4%	4,085,980	1.4%	0.9%	0.5%
In Labor Force	396,900	1.3%	0.4%	0.0%	1,291,470	1.3%	0.3%	0.1%	2,769,560	1.7%	0.5%	0.3%
% In Labor Force	66.6%				66.4%				67.8%			
Jobs by Place of Work (1,000):	448	2.3%	1.1%	0.3%	1,535	1.5%	0.9%	0.4%	3,111	2.0%	1.2%	0.5%
Sector Percent of Total												
Farm	0.3%	-0.6%	0.0%	-1.0%	0.3%	-1.0%	-1.3%	-0.8%	0.6%	-1.3%	-1.5%	-0.7%
Ag. Serv., For., Fish., & Other	1.0%	6.0%	2.8%	0.2%	(D)	(D)	(D)	0.4%	1.1%	4.3%	2.8%	0.4%
Mining	0.1%	1.4%	-2.8%	0.0%	(D)	(D)	(D)	0.0%	0.1%	0.3%	-3.6%	-0.2%
Construction	6.0%	2.2%	-0.6%	0.2%	5.8%	1.8%	0.1%	0.3%	6.6%	2.3%	0.3%	0.3%
Manufacturing	7.8%	-1.9%	-3.3%	-0.4%	6.5%	-2.2%	-2.8%	-0.3%	6.1%	-1.2%	-1.2%	-0.2%
Transportation & Public Utilities	3.9%	2.1%	2.2%	0.3%	4.6%	0.5%	1.6%	0.3%	4.4%	1.4%	1.5%	0.4%
Wholesale Trade	4.2%	2.9%	0.2%	0.2%	4.6%	1.5%	0.4%	0.4%	4.0%	2.3%	0.5%	0.4%
Retail Trade	18.5%	2.6%	0.5%	0.2%	15.7%	1.6%	0.5%	0.4%	16.4%	2.0%	0.7%	0.4%
Finance, Insurance & Real Estate	9.6%	4.7%	2.4%	0.5%	8.5%	2.4%	0.6%	0.6%	8.4%	2.9%	1.2%	0.7%
Services	35.5%	5.1%	3.0%	0.6%	36.0%	3.8%	2.6%	0.6%	35.7%	4.2%	2.7%	0.7%
Government	13.0%	0.8%	0.7%	-0.1%	17.0%	0.6%	0.1%	-0.1%	16.7%	0.8%	0.3%	0.0%

SOURCE: Projections prepared by the Maryland Department of Planning, Planning Data Services as of October 2002. Historical population, households, and labor force data through 2000 are from the U.S. Bureau of the Census. Historical jobs data through 2000 are from U.S. Bureau of Economic Analysis (BEA). Projections are rounded, therefore numbers may not add to totals. Statistics derived from the foregoing by Marshall & Stevens, Inc.
(D) = Not shown to avoid disclosure of confidential information

MARYLAND (Inset B) - Metropolitan Areas, District of Columbia, Counties, Independent Cities, and Other Selected Places



77°
76°
PENNSYLVANIA
BALTIMORE
BALTIMORE
(PART)
Towson
Carney
Parkville
Randallstown
Lochearn
Woodlawn
Catonsville
Baltimore
Essex
Dundalk
Glen Burnie
South Gate
Severna Park
N
ANNE ARUNDEL
Annapolis
39°
LEGEND
Consolidated metropolitan statistical area (CMSA)
Primary metropolitan statistical area (PMSA)
Place of 250,000 or more inhabitants
Place of 50,000 to 99,999 inhabitants
Place of 25,000 to 49,999 inhabitants
State capital underlined
Metropolitan area boundaries and names are those defined by the Federal Office of Management and Budget on June 30, 1993. All other boundaries and names are as of January 1, 1990.
SCALE
0
10
20 Kilometers
0
10
20 Miles

. DEPARTMENT OF COMMERCE Economics and Statistics Administration Bureau of the Census

BALTIMORE METRO


Freedom
Eldersburg
Owings Mills
Garrison
BALTIMORE
Perry Hall
CARROLL
Liberty Lake
Shervettes Corner
Towson
Carney
Sykesville
Pikesville
Lake Roland
Woodbine
Randallstown
Parkville
White Marsh Station
Marriottsville
Milford
Security West
1500 Woodlawn Drive
Overlea
Hoods Mill
Rossville
Lisbon
MARYLAND
Alpha
Woodlawn
Rosedale
Slacks Corner
BALTIMORE CITY
Essex
Inwood
West Friendship
Valley Mede
Baltimore
Daisy
Ellicott City
Roxbury Mills
Pine Orchard
Catonsville
Arbutus
Ilchester
Baltimore Highlands
Dundalk
Dayton
HOWARD
Halethorpe
Lansdowne
Edgemere
Columbia
Jonestown
Pumphrey
Clarksville
Elkridge
Triadelphia Reservoir
Pfeiffer Corners
ANNE ARUNDEL
MONTGOMERY
Simpsonville
Hanover
Linthicum Heights
Chesapeake Bay
Ferndale
Baltimore-Washington International Airport
Glen Burnie
Riviera Beach
© 2000 Microsoft Corp. and/or its suppliers. All rights reserved.

WOODLAWN AREA


PENNSYLVANIA
Chester
MD.
Baltimore
W. VA.
Reston
Dover
Washington, D.C.
Easton
DEL.
Staunton
Salisbury
VIRGINIA
Laurel Park
Tappahannock
Pushpins
My Pushpins
Populated Places
Boundaries
Transportation
Parks and Reserves
Points of Interest
National Park Facilities
Miscellaneous
Woodlawn
Dogwood Rd
Gilmore St
Windsor Mill Rd
W Park Dr
N Rolling Rd
Woodlawn
I-695 Exit 17
I-695 Exit 16
Lorraine Park Cemetery
122
Security West
1500 Woodlawn Drive
Security Blvd
Clifton Ave
Dogwood Rd
Baltimore
I-70 Exit 91B/91A
Johnnycake Rd
70
695
I-70 Exit 91A-B
Parallel Dr
Baltimore St
I-70 Exit 94
King William Dr
Crosby Rd
Catonsville Manor
Ingleside Ave
Langford Rd
N Forest Park Ave
Cooks Ln
St Agnes Ln
Chesworth Rd
Pleasant Valley Dr
40
© 2000 Microsoft Corp. and/or its suppliers. All rights reserved.

SUMMARY OF SITE CHARACTERISTICS

Land Area	34.3668 acres
Location	1500 Woodlawn Drive, Baltimore, Baltimore County, Maryland. Inner ring suburban development nine miles west of the CBD
Shape/Frontage	Irregular, elongated east to west / Minimum (148.9 feet) single access frontage from Woodlawn Drive
Access/Visibility	Frontage on I-695 and I-70 rights of way; within one mile of access to both; regional access is excellent.
Topography/Soil Conditions	Rolling, sloping west to east with a total elevation transition of 20 feet, wooded buffers. The site is minimally impacted by a stream (Dead End Run) on the west side. Soil bearing capacity is apparently adequate for the existing structures.
Functional Utility	Adequate for the current use
Utilities	Public water, sewer, gas, and electric are available.
Easements/Encroachments	Normal utility easements are in place and are assumed to have no detrimental effect on value. / None identified
Flood Zone/Drainage	Floodway follows course of Dead End Run and appears contained by stream banks. Site is minimally impacted. Community Participation No. 240010, map dated 1/17/93. / Drainage appears adequate.
Detrimental Conditions	There is one 500-gallon diesel aboveground storage tank for the emergency generator. Three oil underground storage tanks have been closed in-place. Certificates of closure have been issued by the Maryland Department of the Environment. No other detrimental conditions restricting the efficient use or appeal of the property are identified.
Zoning/Conformity	M.L.-I.M. (Manufacturing, Light and Industrial, Major). Maximum FAR is 2.0 permitting 2,994,035 square feet of improvements according to attorney's memo of January 14, 2003 (see Addenda). Parking is required at the rate of 3.3 spaces per 1,000 square feet of gross floor area, or 2,552 spaces. Provisions exist for this requirement to be reduced. / It appears that the subject is a legal and conforming use. Positive determination would require petition of the zoning authority.
Marketability and Appeal	The subject is competitive in the market due to its apparent utility and location. The site allows expansion of the improvements by more than 2 million square feet subject to other requirements of the zoning ordinance.

SUMMARY OF IMPROVEMENT CHARACTERISTICS

Our description of the improvements including building areas is based on our inspection and information provided by owner/management. Detailed plans and specifications were not available for purposes of this report. A summary of building specifications provided is included in the Addenda to this report.

Building Area	847,178 Sq Ft gross building area (GBA) 788,712 Net Rentable Sq Ft (RSF) 717,011 Net Usable Sq Ft (USF)
Stories	Low-rise portion (Section 1): two stories totaling 518,577 sq ft GBA. Mid- or high-rise portion (Section 2), six stories at 53,504 sq ft each and first floor lobby entrance at approximately 20,000 sq ft. Total high-rise section, 328,601 sq ft GBA.
Construction Type/Quality	Section 1: slab-on-grade steel structure with composite deck second floor and façade of brick and single pane, tinted ribbon windows. This low-rise section surrounds Section 2 on three sides. Section 2: seven-story with the first level being a partial floor consisting of a lobby and equipment room and floors two through seven as office space. Some parking and access to the loading dock is provided on the first level, which is open area beneath the upper floors. Basic construction is similar to Section 1 with composite deck floors, brick façade and single pane tinted, ribbon windows. / Good quality construction
Year Built/Condition	Section 1,1968; Section 2, 1972 / Average to good. See Addenda for documentation provided by management listing structural and mechanical renovations and expenditures since 1995.
Use and Occupancy	Governmental office; designed for single-tenant occupancy
Interior Finish	All tenant finish areas were renovated in 1995 and 1996 including new lighting and ceiling systems, new carpeting, remodeled cafeteria, new partitions, and modular furniture. The high-rise elevators were renovated in 2000 including new mechanicals and cab finishes.
Loading Facilities	Exterior dock at Section 1
HVAC	The low-rise mechanical systems consist of a central hot water heating plant with two Cleaver Brooks fire tube, gas fired hot water boilers. Hot water is distributed to eight mechanical rooms on each floor serving 32 single zone air-handling units and to a continuous hot water baseboard heater with 10 zones per floor. The high-rise mechanicals include a central boiler/chiller plant with two Cleaver Brooks fire tube, gas-fired hot water boilers and three 390-ton chillers and a 400-ton plate and frame heat exchanger. Original cooling towers replaced by three 425-ton Evapco Cooling Towers in 2002.

SUMMARY OF IMPROVEMENT CHARACTERISTICS

	The central plant serves four multi-zone hot and chilled water coil air handling units located in a single mechanical room on each floor. There are also baseboard heaters with eight zones per floor. All mechanical equipment is controlled by a York DDC building automation system. All air-handling units were refurbished between 1995 and 1996 and all pumps were replaced between 1998 and 2000. Thirty-two of the 96 low-rise rooftop condensing units were replaced in 1997. A new sprinkler and fire alarm system was added between 1995 and 1996.
Electrical	Three-phase system apparently adequate for normal loading under current use
Functional Utility	Adequate for single-tenant, governmental office
Site Improvements	Paved parking areas (2,309 spaces), interior loop access road, fire loop, security post, fencing, lighting, landscaping, wooded lines of buffer
Personal Property	None included in the valuation
Density Ratios	Land-to-Building Ratio is 1.78; Floor Area Ratio is 0.56 (2.0 allowable).
Assessment and Taxes	Total assessment of $55,195,100 and taxes of $661,789.25 ($0.92 per useable sq ft) for fiscal year 7/1/2001.
Marketability and Appeal	The improvements are designed for single-tenant occupancy and are best suited to a large corporate or governmental entity. Our research indicates sales of similarly sized properties occur more frequently in the market than do rentals. Evidence from the market indicates favorable prospects for sale over an extended marketing time of up to 24 months.

MARKETABILITY AND MARKETING/EXPOSURE PERIODS

The subject property is competitive and marketable with other comparable properties in the marketplace. The value estimate contained in this report is premised on 12 to 24 months of exposure period prior to the hypothetical consummation of a sale on the effective date of the appraisal. Additionally, if properly priced and marketed, the property would be expected to sell within a 12- to 24-month marketing period.

HIGHEST AND BEST USE

Highest and best use is defined as:

> the reasonably probable and legal use of the property that is physically possible, appropriately supported, financially feasible, and that results in the highest value.[5]

Highest and Best Use as Though Vacant. In the test of the highest and best use of potential uses, the use that produced the highest price or value consistent with the rate of return was office. Therefore, in our opinion, the highest and best use of the site, as if vacant and available for development, would be for office development.

Highest and Best Use as Improved. The property, as currently improved, is legally permissible, physically possible, and financially feasible. Therefore, in our opinion, the highest and best use of the property as improved is its current use as single-tenant governmental office building.

[5] *Uniform Standards of Professional Appraisal Practice* (Appraisal Foundation, 2003 Edition), p. 223.

APPRAISAL PROCEDURES

In this part of the report, we set forth the data and analyses to estimate market value of the property. The applicable appraisal techniques are the cost, income capitalization, and sales comparison approaches to value. The following sections summarize the application of each approach.

COST APPROACH

In the cost approach, the appraiser derives an opinion of a property's value by estimating the replacement cost new (RCN) of the improvements, deducting the estimated accrued depreciation, and adding the market value of the land.

Land Valuation

An investigation of land comparables in the subject's vicinity disclosed three sales and one listing that were useful in our analysis. A summary of the comparables follows

SUMMARY OF LAND COMPARABLES

No.	Location	Date	Price	Acres	Price / Acre	Zoning	Comments
1	20-30 Wight Avenue, Hunt Valley, Baltimore County, MD	Jul-01	$3,284,570	10.2	$322,017	ML-IM	19.1 gross acres, 10.2 usable. Upward adjustment for time, downward adjustment for size.
2	103 Industry Lane, Cockeysville, Baltimore County, MD	Apr-98	$5,935,852	16.6	$356,550	BR-IM	Some small industrial bldgs. to be demolished. Upward adjustment for time, location, and demolition; downward adjustment for size.
3	180-200 Sparks Valley Road, Sparks, Baltimore County, MD	Jan-01	$3,158,507	17.3	$182,573	Industrial	Inferior location, upward adjustments for time and location; downward adjustment for size.
4	Red Run Boulevard, Owings Mills, Baltimore County, MD	Current Listing	Varies	3.7 to 41.6	$240,000 to $275,000	ML-IM	Eight lots totaling 101.4 acres available. Approximately 10 miles north of Baltimore CBD. Targeted uses include office, flex, and manufacturing.

COST APPROACH

Based on the subject's characteristics and the foregoing summary analysis of the comparables, our opinion of the market value of the land is:

34.3668 Acres @ $250,000/Acre	$8,591,700
Rounded	$8,600,000

Improvement Valuation

Estimating the RCN entails calculating direct (or hard) costs, indirect (or soft) costs, and entrepreneurial (or developer's) profit. After inspecting the improvements, we prepared a cost estimate using the Marshall and Swift Valuation service, a nationally recognized and accepted construction cost-estimating service.

The building improvement costs, including indirect and entrepreneurial profit, were estimated at $130,271,270. The land improvements' costs new were estimated at $1,584,551.

Accrued Depreciation

As an improvement ages, it typically loses value, or depreciates. Accrued depreciation reflects the difference between the RCN of an improvement and its market value as of the date of an appraisal; this difference in value may result from physical deterioration, functional obsolescence, external obsolescence, or any combination of the three.

The depreciation was based on a composite age/life method in which the effective age of the improvements are compared to the expected life if new. In this instance, we have calculated straight-line depreciation based on a total economic life of 50 years and the weighted average chronological age of 33 years. The history of capital expenditures for renovations and upgrades to the property are extensive and were considered as a downward adjustment to the effective age in proportion to the RCN. After adjusting for capital improvements, our estimate of effective age as of the date of appraisal is 14 years, or 28% affecting both building and site improvements.

Summation

The value indicated by the cost approach is summarized as follows.

COST APPROACH

COST APPROACH SUMMARY			
RCN Building Improvements		$130,271,270	
Accrued Depreciation	28.0%	(36,520,376)	
Depreciated RCN Building Improvements			$ 93,750,894
RCN Site Improvements		$ 1,584,551	
Physical & Functional Obsolescence	28.0%	(444,214)	
Depreciated RCN Site Improvements			1,140,337
Total Depreciated RCN			$ 94,891,231
Estimated Land Value			8,600,000
Market Value Estimated by the Cost Approach			$103,491,231
Rounded			$103,490,000

The indicated value by the cost approach is therefore $103,490,000, or $131 per rentable square foot.

INCOME CAPITALIZATION APPROACH

In the next step in the appraisal process, the appraiser develops a value estimate for the subject property by applying the income capitalization approach. Inherent in this approach are the principles of substitution and anticipation: it is assumed that an investor will pay no more for a property than for an alternative investment that produces an equivalent return with equivalent risk.

The following analysis summarizes our investigation of the parameters utilized above and establishes support for deriving an estimated value for the subject by the income capitalization approach using a direct capitalization procedure. First, potential income is estimated by establishing a market-indicated rental rate and most reliable available sources are referenced for estimating expenses to derive a net operating income to be capitalized to value by an appropriate rate.

Income Analysis

In establishing a market-indicated rental rate for the subject, we have researched leases for comparable space and user-profiles in the immediate market, as well as trends in the general market that can be expected to impact an evaluation of the subject's current competitive position.

Typical leases in the market are written on a modified gross basis where the tenant is responsible for utilities and the landlord assumes management, normal maintenance and repairs, janitorial services, insurance, maintenance of structural components, and security. Several of these functions are typically supplied through third party contracts. The landlord's expenses are typically fixed in the first year of the lease (the "base stop") and any increase in subsequent years passed through to the tenant.

Due to the uniqueness of the subject as a very large single-tenant space, no similar leasing transactions or space availabilities were found in the immediate Woodlawn submarket. While there have been a number of smaller transactions locally, we have also searched the larger, metropolitan market for comparable data. The comparable data on the following page is a representative sampling of the market.

SUMMARY OF RENTAL COMPARABLES

No.	Location	Lease Commencement	Building Area (Sq Ft)	Rentable Sq Ft	Initial Term (Years)	Rent / RS	Expenses	Comments
1	Meadows East Building 6300 Security Boulevard Woodlawn, MD	1/14/02	123,000	74,785	5	$18.47	Full service, base stop	Occupied by SSA; building substantially renovated 1997
2	Dunleavy Building 1508 Woodlawn Drive Woodlawn, MD	11/1/02	N/A	77,000	10	$18.25	Full service, base stop	Occupied by SSA, single story flex space converted to office
3	City Crescent Building 10 S. Howard Street Baltimore, MD	3/31/03	328,119	311,713	15	$24.35	Full service, base stop	Principally occupied by Corps of Engineers, 11 stories, built in 1993; escalates to $28.70 in 6th year
4	9140 Route 108 Columbia, MD	1/1/03	150,000	136,364	10.5	$12.55	Net	Building leased to Department of Defense; single story built in 1974, renovated 1985
5	National Business Park 2711 Technology Drive Anne, Arundel County, MD	6/4/02	152,000	138,182	10	$23.68	Full service, base stop	100% occupied by Computer Sciences Corporation; built in 2002
6	Montgomery Park Business Center 1800 Washington Boulevard Baltimore, MD	Available	1,858,929	134,000	Negot.	$17.75	Full service, base stop	Built in 1925, total renovation in 2002; maximum contiguous floor
7	Airport Square Business Park 1304 Concourse Drive Columbia, MD	Available	100,000	100,000	Negot.	$25.50	Full service, base stop	Built in 2001, 4-story building

Most importantly, property features warranting adjustments to the indicated rates in compensation for dissimilarity to the subject are size of space leased or offered and location, whether CBD or suburban. To account for returns to scale and negotiating position, the rate for smaller space leases should be adjusted downward to compensate larger space leases and, in this market, CBD property rates should be adjusted downward also. Following is a brief discussion of the appropriate relative degree of the individual adjustments.

In 2002 a sagging economy and a record amount of sublease space has effected a slide in average asking rental rates of 8% to 10% in all Baltimore submarkets according to Insignia Miller Research Group which identifies seven distinct Baltimore submarkets. According to CB Richard Ellis, vacancy rates in the fourth quarter were 16.0% in the Downtown submarket (an increase of 3.9 percentage points from the third quarter) and 14.2% in the suburbs (a decrease of 0.4 points). Nationally, the respective vacancy rates in the fourth quarter were 13.5% and 16.8%. Also, the average asking lease rate overall was $18.24. The CBD average rate was $20.15 and in the two suburban markets most directly impacting the subject, the average rates were $16.89 and $20.10. Construction has leveled off and new deliveries will be minimal through 2003. The Downtown average asking rate was 9% greater than the overall suburban rate. Comp 3, the single CBD comparable used in our analysis, is therefore adjusted downward 9% in comparison to the subject's suburban location. Comps 1 and 2 are included for their location in the subject's immediate neighborhood and similar user-profiles.

Also, the comparables relate to a time period beginning in early 2002 and adjustments in general agreement with our market research findings have been made. As regards lease and market adjustments, the lease term is a negotiating point impacting lease rates and escalations. We have made adjustments for lease term intended to incorporate these considerations and to allow for negotiation down from the asking rates reflected for Comps 6 and 7.

Adjustments were made to compensate for varying landlord/tenant expense obligations. Where terms were found to vary from "normal" market, appropriate adjustments are made. We have defined normal terms as full service with a base stop established in the first year of the lease and all operating expense increases passed through to the tenant with

estimated reimbursements made to the landlord annually. These adjustments are made according to the best, most reliable information obtainable from knowledgeable professionals in the market and private, government, and other published sources.

Typically, U.S. government leases stipulate periodic rental payments in arrears and include the right to early termination after the initial five years of a lease term. Relative to the market where these rights are not generally recognized, an appropriate compensation to the landlord is warranted. Thus, Comps 1 through 4, examples of leases to government agencies, are adjusted downward a nominal 5%. Also, the government utilizes the net useable measure of space, which typically translates to a net rentable measure by a factor varying around 1.1. This rentable/useable, or R/U, factor will generally decrease as space size increases and is generally lower for low-rise buildings than for high-rise buildings. All leased spaces have been expressed in market rentable areas for this analysis.

The exhibited comparables include most of the largest lease deals in the metropolitan area for 2002-2003 (lease data could not be obtained for one other deal involving 106,000 square feet for a call center at Montgomery Park which is included here only as an availability). A space size adjustment is applied based on reasonableness. Due to the subject's uniquely large size, a study verifying the slope of a downward curve relating size to rate was not possible. An inverse relationship is commonly perceived in the market and verified by samples within a lower range but it is reasonably assumed that this curve flattens as size becomes very large. This behavior has guided our various adjustments for the different size comparables. Other adjustments were made for age/condition.

Based upon our preceding analysis, the prospective market rent, as of November 1, 2003, for the subject property was estimated at **$16.50** per rentable square foot per year. This estimate of market rent yielded an estimated potential gross income as follows.

788,712 Rentable Sq Ft @ $16.50/Sq Ft	$13,013,750

Note: At an R/U ratio of 1.1 this market rent translates to $18.15 per useable square foot.

Vacancy and Collection Loss

In the operation of an income-producing property, some loss in income may be anticipated as a result of vacancy and uncollectible rent. As discussed previously, market vacancy rates now vary around 15% for both the local and national office markets. The following presents an historical view for Baltimore and Washington D.C.

Metro	Submarket	Vacancy Rates				
		1995	1998	1Q2000	4Q2001	4Q2002
Baltimore	Downtown	22.1%	10.8%	7.5%	8.8%	16.0%
Baltimore	Metro	15.2%	8.8%	6.2%	13.0%	14.9%
Washington D.C.	Downtown	14.1%	5.8%	4.4%	4.7%	5.6%
Washington D.C.	Metro	11.9%	5.7%	4.0%	6.6%	10.3%
Sources: CB Richard Ellis Vacancy Index, REIS, Inc.						

As discussed, Baltimore's market is particularly struck by a large amount of available sublease space in addition to new deliveries in 2002. While leasing activity is slow, some optimism is seen in the fall-off of new construction and steady demand from the Defense sector for space in the Columbia and other southern suburban submarkets. Much of the current vacancy is in smaller tenant spaces of 5,000 to 20,000 square feet.

The uniquely large size of the subject and the tendency for such buildings to be leased for a relatively long-term tends to reduce vacancy expectations over the long term. After considering the current market for large single-tenant properties in this region, we have projected an annual vacancy loss of 5% and a collection loss rate of 1%.

Operating Expense Analysis

After estimating the potential gross income and vacancy and collection loss, we estimated stabilized operating expenses for the property to determine the net operating income to be capitalized into value. In this regard, we believe the subject is its own best comparable. Average expense data from published sources is considered as a check on reasonableness. We have stabilized expenses expected to be realized in the first year of the subject's prospective operation beginning November 1, 2003.

A summary of historical and budgeted operating expenses has been provided by management and the latest available BOMA Experience Exchange Report data adjusted

for normal inflation has been analyzed for a comparison of like account line items. The subject's experience is shown to fall within the range bracketed by private sector buildings in the Baltimore suburban market and the experience of all U.S. government buildings included in BOMA's national database. Our worksheet analysis is presented on a following page. Overall, the subject's experience and latest budgeted amounts are reasonable. In our stabilization analysis, we have used the comparable data to allocate some of the expenses to what would more likely be experienced in the private market. Further, the subject's experienced expenses are, to some extent, dictated by government requirements that do not apply in the private sector. Therefore, our overall estimate of stabilized expenses is lower than management's projected budget but higher than those most likely to be experienced in the private sector. Our estimate considers inflation to the end of the projection period ending October 31, 2004. An analysis of inflation trends over the recent five-year period as well as more extended past periods indicates a reasonable expected rate of annual inflation of 3%. The subject's expense history is taken from an audited summary of operating statements that is shown in the Addenda to this report.

Finally, an allowance for replacement of short-lived building components is considered at 1.5%, or $0.22 per rentable square foot.

Expenses per Rentable Square Foot Analysis
Historical, Budgeted and Stabilized

	Actual 1998	1999	2000	2001	2002	Budgeted 2003	Sub-Totals	BOMA Balt Suburbs Private Sector 2003	BOMA All Regions US Gov Buildings 2003	Stabilized 11/1/03
OPERATING EXPENSES										
Management Fees	0.34	0.35	0.36	0.37	0.38	0.39				
Payroll Expenses	0.64	0.73	0.73	0.78	0.79	0.82				
Office Expenses	0.08	0.09	0.07	0.07	0.08	0.09				
Professional Fees	0.13	0.09	0.12	0.12	0.09	0.09				
Total Management/Administration							1.39	0.91	0.95	1.20
Janitorial	1.38	1.41	1.45	1.49	1.53	1.58	1.58	1.12	1.35	1.40
Maintenance Contracts	0.11	0.21	0.27	0.20	0.24	0.25				
Repairs & Maintenance	0.23	0.30	0.33	0.28	0.25	0.25				
Maintenance Supplies	0.31	0.28	0.34	0.32	0.28	0.29				
Total Repairs & Maintenance							0.79	1.11	1.57	1.00
Water/Sewer						0.063	0.0633			0.06
Other								0.32	1.00	0.00
Total Variable	**3.23**	**3.47**	**3.67**	**3.62**	**3.65**	**3.82**	**3.82**	**3.46**	**4.86**	**3.66**
Real Estate Taxes	0.76	0.76	0.76	0.76	0.76	0.86		0.73	0.76	0.86
Insurance	0.11	0.09	0.07	0.09	0.10	0.14		0.05	0.12	0.14
Operating Expenses	**4.10**	**4.32**	**4.51**	**4.47**	**4.57**	**4.82**		**4.24**	**5.74**	**4.67**

INCOME CAPITALIZATION APPROACH

Summary of Income and Expense Analysis

Our preparation of a stabilized income/expense statement follows.

STABILIZED INCOME/EXPENSE STATEMENT - with Reserves					
Gross Potential Income	788,712 sq ft	@	$16.50	$13,013,750	
Vacancy/Credit Allowance		6.0%		(780,825)	
Effective Gross Income					$12,232,925
Variable Expenses					
Management/Administration				$ 946,455	
Janitorial				1,104,197	
Repairs & Maintenance				788,712	
Water/Sewer				49,905	
Fixed Expenses					
Real Estate Taxes				681,643	
Insurance				109,000	
Replacement Reserves	1.5%			183,494	
Total Expenses					3,863,406
NET OPERATING INCOME					$8,369,519

Direct Capitalization Analysis

The next step in the income capitalization approach involves capitalizing net operating income into value using direct capitalization.

Several published sources exist that track and survey closed sales and investor expectations for property criteria such as yield rates, capitalization rates, and income and expense trends. According to the *Korpacz Real Estate Investor Survey*, the average expected overall rate of return for Suburban and CBD office properties was 10.03% within a range of 8.5% to 13% and 9.5% within a range of 7.25% to12%, respectively, in fourth quarter 2002. Expected rates for the Washington Metro, Suburban Maryland market averaged 9.38% within a range of 8.0% to 10.5%.

According to Real Capital Analytics, the median cap rate for closed sales in Suburban and CBD markets ranged approximately from 9.5% to 10% and from 8.5% to 9%, respectively, through 2001 and 2002 with most recent data suggesting a downward trend.

Korpacz also tracks non-institutional submarkets for regional malls and strip centers. These lower grade properties reported overall cap rates in a general range from 8% to as high as 15% for less desirable strip centers.

As a test of this secondary market research, we have developed a mortgage-equity analysis that explicitly considers current availability of mortgage financing and equity return demanded by typical investors. Current commercial lending policies indicated mortgage loans for 70% of market value, based on a 20-year amortization schedule at an annual interest rate of 7.0%. An annual equity return of 10% was deemed sufficient to induce investment. In addition, the basic rate incorporates credit for equity buildup through mortgage amortization. Credit for equity buildup occurs on that portion of the investment represented by the mortgage principal to the extent that amortization has occurred during the holding period. Weighted by these considerations, the sinking fund factor, at the equity rate, is deducted from the basic rate. In the current instance, a 10-year projection period was considered typical for the subject property type. We have not considered any adjustment for either depreciation or appreciation in this case. The processing of these factors derives an overall capitalization rate of 8.0% (rounded) as shown below.

MORTGAGE-EQUITY ANALYSIS							
MORTGAGE							
Interest	7.00%						
Payout (Yrs)	20						
Loan-to-Value	70%						
Therefore:	0.0930	x	0.70			=	0.0651
EQUITY							
Equity Dividend Rate	10.0%						
Equity Contribution	30%						
Therefore:	0.1000	x	0.30			=	0.0300
BASIC WEIGHTED RATE:							0.0951
LESS: EQUITY BUILD-UP CREDIT:							
Sinking Fund Factor	0.0627						
Per Cent Paid Off	0.3323						
Loan-to-Value	70%						
Therefore:	0.0627	x	0.3323	x	0.70	=	(0.0146)
OVERALL CAPITALIZATION RATE:							0.0805
ROUNDED:							8.00%

INCOME CAPITALIZATION APPROACH

Overall Capitalization Rate—Conclusion

After considering the projected income stream, based on an analysis of the quality, quantity, and duration of the income expectancy, as well as the foregoing analysis, we deemed a 8.0% overall capitalization rate to be appropriate for the subject property.

Direct Capitalization—Conclusion

Once we had estimated net operating income and the proper overall capitalization rate, we processed them into value as follows.

Net Operating Income		Overall Capitalization Rate		Market Value
$8,369,519	÷	0.08	=	$104,618,987
Rounded				$104,620,000

Market Value Estimated by the Income Capitalization Approach $104,620,000

The selected capitalization rate is applied to net operating income after deduction for replacement reserves. The equivalent cap rate before deduction of reserves is 8.18%.

SALES COMPARISON APPROACH

The next step in the appraisal process involves developing the sales comparison approach, an appraisal technique in which the appraiser estimates the subject property's market value by comparing the subject to similar recently sold or currently available properties. The sales comparison approach draws heavily on the principle of substitution, which states that a prudent investor will pay no more for any particular property than it would cost to acquire an equally desirable alternative property.

We have searched the immediate market as well as the two nearest metropolitan markets (Wilmington and Washington Metro) for similar-aged, very large office building sales where a credit-worthy tenant occupies a significant portion of the available space. Due to a high degree of similarity particularly as it reflects a compatible purchaser profile, a sale from the Central New Jersey market is included. The table on a following page exhibits what we believe are the most comparable properties available.

SUMMARY OF IMPROVED COMPARABLES

No.	Name / Location	Sale Date	Sale Price	Size in Sq Ft	Price / Sq Ft	Year Built	Seller / Buyer	Comments
1	First Union Tower, 7 St. Paul Street, Baltimore, MD	Jan-03	$50,200,000	377,684	$133	1985	Crow Holdings to Harbor Group International	92% occupied, First Union occupies approximately 50%, 25 stories, 209 parking spaces, first floor retail area; CBD location.
2	100 E. Pratt Street, Baltimore, MD	Oct-97	$137,000,000	635,323	$216	1975 - 1991	Old Orchard Road, Inc. (c/o IBM) to Boston Properties, Inc.	98% occupied, 40% occupied by T. Rowe Price, 40 tenants, 940 parking spaces, built in two phases, ground level retail, abutting 8-level parking structure; available income data suggests an overall capitalization rate of 8.8%.
3	Candler Building, 111 Market Street, Baltimore, MD	Jan-03	$65,000,000	539,000	$121	1911, renov. & expanded 1990	Boston Properties to HRPT Properties Trust	12 stories, eastern edge of CBD.
4	295 N. Maple Ave., Basking Ridge, Somerset County, NJ	Jun-02	$200,000,000	1,350,000	$148	1975 (est.)	AT&T to Pharmacia Corp.	Single-occupant headquarters-type building on 140 acres; low-rise complex of buildings.
5	Brandywine Building, 1007 Tatnall Street, Wilmington, DE	6/1/02	$70,000,000	407,000	$172	1973, renov 2000	Barrow Street Fund to Chase Capital Partners	93% occupied, 65% by Dupont, 19 stories, renovated at cost in excess of $20 million; formerly owner-occupied by Dupont which sold the property in 1999.
6	Chase Manhattan Centre, 1201 Market St., Wilmington, DE	May-02	$81,500,000	438,843	$186	1988	Yarmouth Capital Partners, L.P., II (Lend Lease Group) to McConnell-Johnson	96% leased, 40% by Chase Manhattan Bank.
7	One Verizon Plaza, 1310 N. Courthouse Road, Arlington, VA	Jun-02	$64,800,000	353,000	$184	1982	Carlyle Realty to RREEF Funds	100% leased to Verizon, 12 stories.

SALES COMPARISON APPROACH

The comps average 585,836 square feet and $166 per square foot of reported total building area, which is commonly equivalent to net rentable area. Our research does not indicate any special conditions, motivations, or other factors impacting property rights or conditions of sale including extraordinary financing terms, which, although highly complex in some instances, are in whole or significant part reflective of then current market conditions.

Various other adjustments considered include the impact of time on market conditions. Price trends of late have been impacted by falling cap rates in the CBD and suburban markets, according to Real Capital Analytics (RCA). Through 2002, cap rates have fallen approximately 50 basis for suburban properties and 100 basis points for CBD properties. Thus, although rental rates have weakened and even dropped in some markets, prices have remained fairly steady. One older CBD sale has been included from 1997. According to data from the *National Real Estate Index*, Baltimore CBD office properties increased at an average annual rate of 8.2% from 4th quarter 1997 through 1999 but then fell off. This is reflective of national data. Thus, past and current trends indicate an appropriate adjustment of 15% applied to Comp 2.

Generally, CBD locations reflect significantly higher unit sale prices than suburban locations. However, this differential falls off with a property's age and properties 16 to 30 years of age show only a slight differential according to date compiled by RCA. Since all comparables but one (comp 6 which was 12 years old at sale) fall into this category, only minimal adjustments for location are warranted for this consideration.

Other factors considered include occupancy at sale, size, nearby amenities, and subjective factors relating to prestige in the market.

Based on our investigation and the foregoing analysis, we estimated the value of the property, using the sales comparison approach, at $140.00 per rentable square foot of building area, including the land, or:

788,712 Rentable Sq Ft @ $140.00/Rentable Sq Ft	$ 110,419,680
Rounded	$110,420,000

RECONCILIATION OF VALUE

The three approaches to value applied in the subject analysis yielded the following conclusions:

Cost Approach	$103,490,000
Income Capitalization Approach	$104,620,000
Sales Comparison Approach	$110,420,000

Depending on the circumstances of an appraisal, these approaches to value apply to various degrees. The cost approach usually receives the most weight when the improvements are new or nearly new and when they are fully utilized. The income capitalization approach indicates the amount at which a prudent investor might be interested in acquiring the property. The sales comparison approach reflects demand and reasonable selling price expectancy as evidenced by sales and listings of similar properties. The subject was built and is designed for single-tenant occupancy. The typical user profile is a large, credit-worthy tenant/owner with a mission similar in clerical and processing function as the current occupant. The property was built for a single purpose in common demand specific to owner-users and, in our opinion, the indication by the sales comparison approach should take precedence over those indicated by the cost and income capitalization approaches.

Based on the preceding summary analysis and placing appropriate weights on the three approaches, our opinion of the prospective market value of the subject property, based on a reasonable marketing period of 12 to 24 months and exposure period of 12 to 24 months, as of November 1, 2003, is:

ONE HUNDRED TEN MILLION DOLLARS

$110,000,000

GO DARK VALUE

In arriving at the Go Dark Value estimate for the subject property, consideration is given to the time necessary to market or re-tenant the property and a reduction in the market value estimate in fee simple title for those costs likely to be incurred by the landlord during this period. Costs considered include real estate taxes, utility and insurance costs, rental income loss, security, transaction costs, and opportunity costs (profit loss). Under this scenario, we assume the subject is most likely to be sold 'as is' to an owner-user and we have not considered any tenant improvements loss. However, vacant space represents loss of potential income to the landlord. Our calculation of income loss assumes space will be re-leased in 12 equal blocks of space beginning in the first month of the second year of the projection up to the structural vacancy rate of 5%. We have summarized our conclusions of Go Dark Value as of November 1, 2003, as follows.

GO DARK VALUE AS OF NOVEMBER 1, 2003				
Market Value				$110,000,000
		Year 1	**Year 2**	
Less Direct Costs:				
Taxes		$136,641	$62,640	
Insurance		21,850	10,017	
Management/Security		355,734	163,079	
Utilities		237,156	108,719	
Maintenance		276,682	126,839	
Transaction Costs		0	3,000,000	
Income Loss/Gain		12,232,925	4,316,690	
Total Direct Loss		$13,260,987	$7,787,984	
Profit Loss	10.0%	1,326,099	778,798	
Total Downtime Loss		$14,587,086	$8,566,782	
Total Loss				(23,153,868)
Estimated Go Dark Value				$86,846,132
Rounded				**$86,800,000**

LEASED FEE VALUATION - RESIDUAL VALUE ANALYSES

The property is to be occupied pursuant to a 15-year lease. One purpose of this analysis is to estimate the market value of the leased fee interest (value as encumbered by the lease agreement). This value is based on an income capitalization approach where the present worth of the contact rental payments are determined and added to the present worth of the reversionary value (less transaction costs) at the end of the lease term. The present value analysis of the expected cash flows is presented in the following section. In this section of the report, the reversionary value is analyzed based on the current market value in fee simple and the effects of time on this value estimate. Therefore, the three approaches to value are re-visited for purposes of projecting the property's fee simple value at the end of the lease term (reversionary, or residual, value).

Inflation and Appreciation

General inflation and market trends are variously considered in estimating future indications for income, expenses, land values, and total property values. Below is shown the average CPI over various past time periods.

AVERAGE CPI-ALL URBAN CONSUMERS	
2.31%	5 years
2.52%	10 years
3.12%	15 years
3.17%	20 years
5.03%	30 years
4.51%	40 years

More recent past periods impact our projection to a greater degree. Current data from *Korpacz* for the national suburban office market shows expectations of market rent increases to be nearly stagnant averaging 0.29%, and expense change rates averaging 2.9%. We see this divergence in expectations a function of the current climate that is temporary with longer run indications of rent changes tending upward. The national net lease market, which tends to consider a longer-term investment horizon, showed rent change expectations averaging 2.5% per year and expense change rates averaging 2.65%.

Although by itself inflation is not an indicator of real estate growth rates, it does serve as an indicator of real, as opposed to nominal, increases in income, expenses, and real estate value. An important factor relative to the specific market and the subject's position within it is the likely upward pressure on land values due to the dwindling supply of well located

developable sites. This tendency will tend to be offset, in whole or in part, by an accumulation of depreciation against the improvements, or wasting assets, and a natural erosion of the subject's competitiveness as it continues to age relative to the market. Thus, while the indicated appreciation applicable to the subject's land may outperform normal inflation, this effect will be diluted by advancing obsolescence of the improvements. These considerations underlie our opinions of the change rates applied in the future valuation approaches discussed below.

Cost Approach

In order to project the land value at lease expiration on October 31, 2018, we have applied an average annual land appreciation rate of 3.0%. The subject's location and zoning will ensure steady demand spurring the land component of total value to increase at a relatively rapid rate. Therefore, calculations for the future land value are as follows.

LAND VALUE PROJECTION

Current 11/1/03	Average Annual Growth	Years	Future Value Factor	Projected Value 10/31/18
$8,600,000	3.00%	15.00	1.55797	$13,398,542
Rounded				$13,400,000

In estimating the impact of future labor and materials costs as well as indirect costs and entrepreneurial incentive, the general inflation rate is deemed a reliable guide. However, Marshall & Swift, the construction cost estimating service, reports that from 1993 to 2003, construction costs for the subject property type in the Baltimore market have increased at an average annual rate of 3.12%. Over the long term, these costs are likely to tend toward the general inflation rate. In the final analysis, we have used an inflation factor for construction costs of 3.00%.

As determined in the cost approach, the subject improvements' overall effective age is 14 years. We have applied future depreciation derived from an effective age estimated based upon 80% of the straight-line depreciation accumulated over the 15-year lease term. Total economic life will normally be extended through a conscientious program of maintenance, repair, and replacement. Therefore, at the end of the projection the subject will have a

weighted average age of 26 years, or 52% of the expected total economic life of 50 years. The residual value by the cost approach is summarized as follow

COST APPROACH SUMMARY, as of October 31, 2018			
RCN Building Improvements		$202,958,394	
Accrued Depreciation	52.0%	(105,538,365)	
Depreciated RCN Building Improvements			$ 97,420,029
RCN Site Improvements		$ 2,468,678	
Physical & Functional Obsolescence	52.0%	(1,283,713)	
Depreciated RCN Site Improvements			1,184,965
Total Depreciated RCN			$ 98,604,994
Estimated Land Value			13,400,000
Market Value Estimated by the Cost Approach			$112,004,994
Rounded			**$112,000,000**

Income Capitalization Approach

In consideration of competitive rents, the subject can be expected to experience an inexorable slide in competitive position as it continues to age relative to the existing competitive stock, which is continually invigorated as new space is built. Existing space will rely more and more on price, or rent, to remain competitive. The income capitalization approach therefore is adjusted to reflect a 2.0% annual growth in rental income with the expenses estimated to increase at an annual rate of 3.0%.

Since the subject will continue to age relative to the growing market, we project an upward adjustment of 200 basis points to the current cap rate of 8%. This spread is approximately equal to that shown by *Korpacz* between institutional and non-institutional grade properties, which, in our opinion, is a reasonable proxy for gauging the impact of depreciation and deteriorating competitiveness in the market. We also consider any unique advantages of location and user-profile. The residual values by the income capitalization approach are summarized as follows.

LEASED FEE VALUATION - RESIDUAL VALUE ANALYSES

STABILIZED INCOME/EXPENSE STATEMENT AS OF OCTOBER 31, 2018					
				Rent Inflation	2.00%
				Expense Inflation	3.00%
				Projection, Years	15.0
Gross Potential Income	788,712 sq ft	@	$22.21	$17,514,794	
Vacancy/Credit Allowance		6.0%		(1,050,888)	
Effective Gross Income					$16,463,906
Variable Expenses					
Management/Administration				$1,474,545	
Janitorial				1,720,303	
Repairs & Maintenance				1,228,788	
Water/Sewer				77,751	
Fixed Expenses					
Real Estate Taxes				1,061,977	
Insurance				169,818	
Replacement Reserves				285,877	
Total Expenses					6,019,060
Net Operating Income					$ 10,444,846
Cap Rate					10.0%
Indicated Value					$104,448,458
Rounded					**$104,450,000**

Sales Comparison Approach

The current estimated market value via the sales comparison approach is $140.00 per square foot. While it may be argued that the Sales Comparison Approach is not wholly applicable to the task of projecting future values, we employ the same considerations used in the previous analysis but apply them from a slightly different perspective. We believe it is most appropriate to consider general inflation offset by normal depreciation modified by a conscientious program of repair and maintenance. For this analysis, in consideration of the relatively high proportion of value attributed to the improvements and their continuing depreciation, a projected total property value increase of 0.5% annually is reasonable in our opinion. The residual value by the sales comparison approach is calculated below.

MARKET VALUE PROJECTION				
Current 11/1/03	**Years**	**Future Value Factor @ 0.5%**		**Projected Value 10/31/18**
$140	15.00	1.07768		$150.88
788,712	x	$150.88	=	$118,997,398
Rounded				$119,000,000

LEASED FEE VALUATION - RESIDUAL VALUE ANALYSES

Reconciliation - Residual Value

As presented in the foregoing sections, the indicated reversionary values via the three approaches to value as well as our final reconciliation of value for the respective valuation dates are shown below. Since motivations for ownership and investment vary in the market, the different approaches may apply to varying degrees. We have attempted to assume normal market conditions and motivations most appropriate to the property type and user-profile. Generally, we believe the indication from the Sales Comparison approach should be emphasized. The leased fee analysis procedure requires discounting the expected proceeds from sale. We estimate 4% as a reasonable total transaction cost for disposition of the subject as of the future date. The discounted net proceeds are then added to the discounted cash flows for the final indication of value. This analysis is discussed in the following section.

RESIDUAL VALUE INDICATIONS AND RECONCILIATION AS OF OCTOBER 31, 2018		
Cost Approach		$112,000,000
Income Capitalization Approach		$104,450,000
Sales Comparison Approach		$119,000,000
Reconciliation		**$116,000,000**
Less Transaction Costs	4.0%	$ 4,640,000
Reversion Proceeds		**$111,360,000**

LEASED FEE VALUATION – PRESENT VALUE ANALYSES

In this section we perform a present value analysis of the leased fee interest based on the lease terms between the property owner and the General Services Administration ("GSA"). Pertinent terms are as follows.

Lease Term	11-1-03 through 10-31-18
Lease Area	717,011 usable square feet
Rental Rate	$12,753,562.56 per year payable monthly in arrears ($17.7871 per USF)
Real Estate Taxes	GSA pays over $600,000 base
CPI Escalator	GSA pays CPI escalator based on expenses at $4.46 (rounded) per USF beginning in Year 2
Tenant Improvements	Approximately $1 million
Assignment	GSA may assign or sublet any part of the premises but shall not be relieved of any obligations under the lease.

The Argus lease-by-lease analysis software has been used to model the cash flows. Expenses are based on the subject's historical and budgeted operating experience as provided by management and inflated by a normal CPI of 3% to correspond to the Year One projection. In addition to the stipulated pass-through of real estate taxes and operating expense increases, we have included revenues from the landlord's expensed overtime service charges and alteration projects. We lack detailed documentation of these charges but according to management, the revenue allowed is conservative. Tenant improvements as stipulated in the lease are included as capital expenditures over a ten-year term in addition to a like amount for normal upgrades and replacements. The annual average amount allowed for capital expenditures approximates the average expended by the landlord for the years 1995 through 2002 (see Capital Expenditures History in the Addenda to this report.)

The discount rate applied represents the risks inherent in the subject property and takes into consideration competitive alternative investments. These rates are not historical yield rates; rather, they are the rates that reflect the acceptable yield expectations, since the yield rate used in the DCF is anticipatory.

Long-term capital markets reflect investors' motivations regarding long-term equity return and yield rates. The quality and durability of a freestanding, single-tenant commercial property-

generated income stream and the marketability of such properties are deemed inferior to that of capital securities. In real estate investments, investors require additional return to reflect the relative illiquidity of real estate. Consequently, market risk and illiquidity factors associated with such investments should be added to the prevailing yield rates indicated in long-term securities.

At zero risk (complete certainty), a smaller return is offered. In financial terms, this is called the risk-free rate; it is usually considered to be the return on U.S. government securities of the same maturity as the investment, although one survey suggests that many leading institutional research and investment firms use the AA or AAA industrial bond rate as the primary benchmark for acceptable yield.[6] As the level of risk increases, so does the expected return needed to induce investors to tie up their money in the investment. Relative to real estate, a higher risk, 'minimum' benchmark for "institutional-grade" properties is often the BAA-rated yield, which is typically 75 to 100 basis points higher than AAA ratings. The table below summarizes interest rates in money and capital markets over the past 15 years.

Rate of interest in money and capital markets
Not seasonally adjusted
Monthly Averages

	Federal Funds	Prime Rate	10-Year Constant Maturity	20-Year Constant Maturity	30-Year Constant Maturity	AAA Rating	BAA Rating	30-Year Conventional Mortgages
15-Year Low	1.24	4.25	3.87	4.87	5.01	5.95	7.06	5.84
15-Year High	9.85	11.5	9.36	8.2	9.32	10.11	11.21	11.05
15-Year Average	5.27	8.00	6.59	6.32	7.02	7.79	8.63	8.18
10-Year Average	4.56	7.56	5.85	6.32	6.30	7.19	7.97	7.47
5-Year Average	4.28	7.29	5.26	5.81	5.70	6.93	7.84	7.15

Therefore, in recognition of current expected yield rates in the market for similar properties and alternative investments and in consideration of tenant credit, tenant's record of capital contributions to maintaining the space, and tenant's evident commitment to long-term occupancy, we look to the BAA historical yields and select a discount rate of 8.0% in discounting the cash flows. This same rate is used to discount the expected reversionary proceeds at the end of the 15-year lease term.

[6] *Hawkins, Equity Valuation: Models, Analysis, and Implications* (Research Foundation and Financial Executive Institute, 1978), p. 26.

LEASED FEE VALUATION – PRESENT VALUE ANALYSES

The projected cash flows are shown on a following page as well as a prospective value summary for a range of discount rates. Our analysis concludes a leased fee value for the subject property of $110,500,000, as of November 1, 2003.

LEASED FEE VALUATION – PRESENT VALUE ANALYSES

Software: ARGUS Ver. 10.0.0

SCHEDULE OF PROSPECTIVE CASH FLOW
In Inflated Dollars for the Fiscal Year Beginning 11/1/2003

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
For the Years Ending	Oct-2004	Oct-2005	Oct-2006	Oct-2007	Oct-2008	Oct-2009	Oct-2010
POTENTIAL GROSS REVENUE							
Scheduled Base Rental Revenue	12,753,563	12,753,563	12,753,563	12,753,563	12,753,563	12,753,563	12,753,563
1217 Operating Expense Escalated			96,033	194,947	296,828	401,766	509,852
Real Estate Tax Reimbursement	98,684	119,645	141,234	163,471	186,375	209,966	234,265
GSA Reimbursements	75,000	77,250	79,567	81,955	84,413	86,946	89,554
EFFECTIVE GROSS REVENUE	12,927,247	12,950,458	13,070,397	13,193,936	13,321,179	13,452,241	13,587,234
OPERATING EXPENSES							
Management Fees	319,008	328,578	338,436	348,589	359,046	369,818	380,912
Professional Fees	73,143	75,337	77,597	79,925	82,323	84,793	87,337
Payroll Expenses	658,907	678,674	699,034	720,005	741,606	763,854	786,769
Office Expense	70,452	72,566	74,743	76,985	79,294	81,673	84,123
Janitorial	1,275,003	1,313,253	1,352,651	1,393,230	1,435,027	1,478,078	1,522,420
Maintenance Contracts	202,037	208,098	214,341	220,771	227,394	234,216	241,243
Repairs & Maintenance	205,869	212,045	218,406	224,959	231,707	238,659	245,818
Maintenance Supplies	232,170	239,135	246,309	253,698	261,309	269,149	277,223
Real Estate Taxes	698,684	719,645	741,234	763,471	786,375	809,966	834,265
Insurance	111,725	115,077	118,529	122,085	125,747	129,520	133,405
TOTAL OPERATING EXPENSES	3,846,998	3,962,408	4,081,280	4,203,718	4,329,828	4,459,726	4,593,515
NET OPERATING INCOME	9,080,249	8,988,050	8,989,117	8,990,218	8,991,351	8,992,515	8,993,719
LEASING & CAPITAL COSTS							
Capital Improvements	200,000	200,000	200,000	200,000	200,000	200,000	200,000
TOTAL LEASING & CAPITAL COSTS	200,000	200,000	200,000	200,000	200,000	200,000	200,000
CASH FLOW BEFORE DEBT SERVICE & TAXES	$8,880,249	$8,788,050	$8,789,117	$8,790,218	$8,791,351	$8,792,515	$8,793,719

Software: ARGUS Ver. 10.0.0 Date: 3/11/03

SCHEDULE OF PROSPECTIVE CASH FLOW
In Inflated Dollars for the Fiscal Year Beginning 11/1/2003

For the Years Ending	Year 8 Oct-2011	Year 9 Oct-2012	Year 10 Oct-2013	Year 11 Oct-2014	Year 12 Oct-2015	Year 13 Oct-2016	Year 14 Oct-2017	Year 15 Oct-2018
POTENTIAL GROSS REVENUE								
Scheduled Base Rental Revenue	12,753,563	12,753,563	12,753,563	12,753,563	12,753,563	12,753,563	12,753,563	12,753,563
1217 Operating Expense Escalated	621,180	735,848	853,957	975,608	1,100,909	1,229,969	1,362,901	1,502,138
Real Estate Tax Reimbursement	259,293	285,072	311,624	338,973	367,142	396,156	426,041	456,822
GSA Reimbursements	92,241	95,008	97,858	100,794	103,818	106,932	110,140	113,444
EFFECTIVE GROSS REVENUE	13,726,277	13,869,491	14,017,002	14,168,938	14,325,432	14,486,620	14,652,645	14,825,967
OPERATING EXPENSES								
Management Fees	392,340	404,110	416,233	428,720	441,582	454,829	468,474	482,528
Professional Fees	89,957	92,655	95,435	98,298	101,247	104,284	107,413	110,635
Payroll Expenses	810,372	834,684	859,724	885,516	912,081	939,444	967,627	996,656
Office Expense	86,647	89,246	91,924	94,682	97,522	100,448	103,461	106,565
Janitorial	1,568,093	1,615,136	1,663,590	1,713,497	1,764,902	1,817,849	1,872,385	1,928,556
Maintenance Contracts	248,480	255,934	263,612	271,521	279,666	288,056	296,698	305,599
Repairs & Maintenance	253,193	260,789	268,612	276,671	284,971	293,520	302,326	311,395
Maintenance Supplies	285,540	294,106	302,929	312,017	321,378	331,019	340,949	351,178
Real Estate Taxes	859,293	885,072	911,624	938,973	967,142	996,156	1,026,041	1,056,822
Insurance	137,408	141,530	145,776	150,149	154,654	159,293	164,072	168,994
TOTAL OPERATING EXPENSES	4,731,323	4,873,262	5,019,459	5,170,044	5,325,145	5,484,898	5,649,446	5,818,928
NET OPERATING INCOME	8,994,954	8,996,229	8,997,543	8,998,894	9,000,287	9,001,722	9,003,199	9,007,039
LEASING & CAPITAL COSTS								
Capital Improvements	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000
TOTAL LEASING & CAPITAL COSTS	200,000	200,000	200,000	200,000	200,000	200,000	200,000	200,000
CASH FLOW BEFORE DEBT SERVICE & TAXES	$8,794,954	$8,796,229	$8,797,543	$8,798,894	$8,800,287	$8,801,722	$8,803,199	$8,807,039

LEASED FEE VALUATION – PRESENT VALUE ANALYSES

Software: ARGUS Ver. 10.0.0

PROSPECTIVE PRESENT VALUE
Cash Flow Before Debt Service plus Property Resale
Discounted Annually (Endpoint on Cash Flow & Resale) over a 15-Year Period

Analysis Period	For the Year Ending	Annual Cash Flow	P.V. of Cash Flow @ 6.5%	P.V. of Cash Flow @ 7.0%	P.V. of Cash Flow @ 7.5%	P.V. of Cash Flow @ 8.0%	P.V. of Cash Flow @ 8.5%	P.V. of Cash Flow @ 9.0%	P.V. of Cash Flow @ 9.5%
Year 1	Oct-2004	$8,880,249	$8,338,262	$8,299,298	$8,260,697	$8,222,453	$8,184,561	$8,147,017	$8,109,816
Year 2	Oct-2005	8,788,050	7,748,066	7,675,823	7,604,586	7,534,336	7,465,056	7,396,726	7,329,331
Year 3	Oct-2006	8,789,117	7,276,062	7,174,538	7,074,893	6,977,085	6,881,071	6,786,811	6,694,264
Year 4	Oct-2007	8,790,218	6,832,840	6,706,015	6,582,120	6,461,072	6,342,795	6,227,212	6,114,250
Year 5	Oct-2008	8,791,351	6,416,638	6,268,112	6,123,691	5,983,246	5,846,648	5,713,775	5,584,509
Year 6	Oct-2009	8,792,515	6,025,811	5,858,824	5,697,211	5,540,776	5,389,329	5,242,690	5,100,684
Year 7	Oct-2010	8,793,719	5,658,813	5,476,286	5,300,458	5,131,051	4,967,803	4,810,465	4,658,797
Year 8	Oct-2011	8,794,954	5,314,185	5,118,743	4,931,350	4,751,640	4,579,264	4,413,891	4,255,206
Year 9	Oct-2012	8,796,229	4,990,569	4,784,566	4,587,968	4,400,304	4,221,132	4,050,028	3,886,597
Year 10	Oct-2013	8,797,543	4,686,680	4,472,225	4,268,514	4,074,965	3,891,025	3,716,177	3,549,933
Year 11	Oct-2014	8,798,894	4,401,315	4,180,291	3,971,321	3,773,694	3,586,748	3,409,861	3,242,446
Year 12	Oct-2015	8,800,287	4,133,344	3,907,433	3,694,837	3,494,715	3,306,283	3,128,807	2,961,607
Year 13	Oct-2016	8,801,722	3,881,707	3,652,401	3,437,618	3,236,375	3,047,762	2,870,934	2,705,105
Year 14	Oct-2017	8,803,199	3,645,407	3,414,033	3,198,320	2,997,147	2,809,469	2,634,326	2,470,830
Year 15	Oct-2018	8,807,039	3,424,410	3,192,076	2,976,480	2,776,346	2,590,501	2,417,868	2,257,450
Total Cash Flow		$132,025,086	$82,774,109	$80,180,664	$77,710,064	$75,355,205	$73,109,447	$70,966,588	$68,920,825
Year 10 Reversion		**111,360,000**	43,299,722	40,361,989	37,635,896	35,105,316	32,755,418	30,572,556	28,544,171
Estimated Leased Fee Value			$126,073,831	$120,542,653	$115,345,960	$110,460,521	$105,864,865	$101,539,144	$97,464,996
Rounded			$126,100,000	$120,500,000	$115,300,000	**$110,500,000**	$105,900,000	$101,500,000	$97,500,000
			==========	==========	==========	==========	==========	==========	==========
PERCENTAGE VALUE DISTRIBUTION									
Assured Income			65.7%	66.5%	67.4%	68.2%	69.1%	69.9%	70.7%
Prospective Property Resale			34.3%	33.5%	32.6%	31.8%	30.9%	30.1%	29.3%

ASSUMPTIONS AND LIMITING CONDITIONS

Summary Appraisal Report

This is a *Summary Appraisal Report*, which is intended to comply with the reporting requirements set forth in Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice for a *Summary Appraisal Report*. As such, it does not include full discussions of the data, reasoning, and analyses that were used in the appraisal process to develop our opinion of value. Supporting documentation concerning the data, reasoning, and analyses are retained in our file. The information contained in this report is specific to the needs of the client and for the intended use stated in this report. Marshall & Stevens Incorporated is not responsible for the unauthorized use of this report.

Title to Real Estate

No investigation of legal title was made, and we render no opinion as to ownership of the property or condition of the title. We assume the following:

1. The title to the property is marketable.
2. Unless otherwise indicated in this report, the property is free and clear of all liens, encumbrances, easements, and restrictions.
3. The property does not exist in violation of any applicable codes, ordinances, statutes, or other government regulations.
4. The property is under responsible ownership and competent management and is available for its highest and best use.

Sketches and Maps

Sketches and maps in this report are presented to aid the reader in visualizing the property and are based on field investigations made by the appraiser. Dimensions and descriptions are based on public records and information furnished by others and are not meant for use as references in matters of survey.

Information and Data

Information supplied by others which was considered in this valuation came from sources believed to be reliable, and we assume no further responsibility for its accuracy. We reserve the right to adjust the valuation herein reported as required by consideration of additional or more reliable data that may become available.

ASSUMPTIONS AND LIMITING CONDITIONS

It is assumed that the information supplied by the source outlined within this report, if any, is accurate. The appraiser assumes no responsibility for independently verifying this information. If the client has any questions regarding this information, it is the client's responsibility to seek whatever independent verification is deemed necessary.

Information to assist us in this assignment regarding the subject property was furnished by the following individuals:

Name/Phone	Affiliation	Information Supplied
Steven M. Peer/ (202) 331-3800	Cafritz Interests	Property operating income and expense data, copy of executed lease
Michael J. Cusick, Sr./ (410) 966-2632	TCG Management	Building sketches, capital budget, legal description, and other descriptive data, Environmental Site Assessment report

This data furnished to us by the above sources is deemed reliable. Any inaccuracies in this information could require a recertification of our value estimate.

Unexpected Conditions

We assume no hidden or unexpected conditions of the property exist which would adversely affect value.

Distribution of Value

The distribution of total value between land and improvements applies only under the stated program of utilization. The separate values for land and improvements shall not be used with any other appraisal, and such use shall invalidate them.

Date of Value

The date of value to which the conclusions and opinions expressed in this report apply is set forth in the letter of transmittal. The dollar amount of any value reported is based on the purchasing power of the U.S. dollar as of that date.

We assume no responsibility for economic or physical factors occurring after the date of value, which may affect the opinions reported.

ASSUMPTIONS AND LIMITING CONDITIONS

Inspection

The property appraised was inspected by Marshall & Stevens Incorporated's personnel. When the date of inspection differs from the effective date of appraised value, we have assumed no material change in the condition of the property, unless otherwise noted in the report.

Legal or Specialized Expertise

No opinion is intended to be expressed for matters that require legal or specialized expertise, investigation, or knowledge beyond that customarily employed by appraisers. This report addresses no issues of law, engineering, code conformance, insect or rodent infestation, or toxic contamination or discharge, inter alia, unless specifically identified in the body of the report.

Sale or Purchase

Our opinion of value presented herein reflects Marshall & Stevens Incorporated's considered opinion based on the facts and data in the report. We assume no responsibility for changes in market conditions or for the inability of the owner to locate a purchaser at the appraised value.

Court Testimony

Testimony or attendance in court by reason of this appraisal shall not be required unless arrangements for such services have previously been made.

Compensation

The professional fee paid to Marshall & Stevens Incorporated in connection with the rendering of this report was not contingent upon the conclusions reached or the substance of the report presented. Any subsequent services related to this appraisal assignment (e.g., testimony, updates, conferences, and reprint or copy services) would require special arrangements in advance.

Mineral Rights

The value of mineral rights, if any, was not considered in this appraisal unless otherwise noted.

ASSUMPTIONS AND LIMITING CONDITIONS

Structural Deficiencies

We found no obvious evidence of structural deficiencies unless otherwise stated. However, no responsibility for structural soundness or conformity to city, county, or state building and safety codes can be assumed without an independent structural engineering report.

It is assumed that there are no structural defects hidden by floor or wall coverings or any hidden or unapparent conditions on the property; that all mechanical equipment and appliances are in reasonable working condition; and that all electrical components and the roofing are in reasonable condition.

Soil Conditions

Detailed soil studies of the subject property were unavailable to us. Therefore, statements herein on soil qualities shall not be considered conclusive, although they were considered consistent with information available to us.

We presume that there are no hidden or unexpected conditions of the property that would adversely affect the value. Specifically, an investigation of the property's underlying geological make-up of the existing substrata relative to their susceptibility towards present or future sudden collapse or gradual subsidence resulting in what is commonly referred to as “sinkhole catastrophe” or sudden settlement of filled areas has not been conducted, unless statements to the contrary are clearly outlined in this report.

Confidentiality/Advertising

This report and supporting notes are confidential. Neither any part nor the whole of this appraisal shall be copied or disclosed to any party or conveyed to the public in spoken or written form through advertising, public relations, news, sales, or any other means without the prior written consent and approval of both Marshall & Stevens Incorporated and its client.

Possession of this report, or a copy thereof, does not carry with it the right of publication. It may not be used for any purpose by a person other than the party to whom it is addressed without the written consent of Marshall & Stevens Incorporated, and in any event, only with proper written qualification; it must also appear in its entirety.

ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal has been prepared for the exclusive right of the client shown in this report. It may not be used or relied upon by any other party. Any party who uses or relies upon any information in this report, without the preparer's written consent, does so at his (her) own risk and without any recourse or liability to the appraiser.

Hazardous Substances

Hazardous substances, if present in a facility, can introduce an actual or potential liability that will adversely affect the marketability and value of the facility. Such liability may take the form of immediate recognition of existing hazardous conditions; future liability could stem from the release of currently non-hazardous contaminants, such as asbestos fibers or toxic vapors from urea formaldehyde foam insulation, through aging or building renovations. In the development of our opinion of value, no consideration has been given to such liability or its impact on value.

The professional staff of Marshall & Stevens Incorporated is not qualified to make any investigation to determine the possible presence of toxic materials requiring either immediate or future correction. There are experts in this field who can conduct such investigations and provide guidance regarding the impact of toxic materials that may be present in the subject property.

The client is encouraged to retain an environmental expert to conduct an environmental investigation of the property.

On our inspection, we observed no conditions which may constitute an environmental hazard.

The Americans With Disabilities Act (ADA)

This act became effective January 6, 1992. We have not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the act. If so, this fact could have a negative effect upon the value of the property. Since we have no direct evidence relating to this issue, we did not consider possible non-compliance with the

requirements of the ADA in estimating the value of the property unless specifically mentioned in this report.

Prospective

At the client's request, the appraisal dates to which our opinions of value apply are either November 1, 2003 or October 31, 2018. Our field investigation, which included an inspection of the subject property, occurred on February 13, 2003. By analyzing observed trends, we have tried to project conditions as of the appraisal dates; however, we assume no responsibility for changes in the subject property or in market conditions subsequent to or unforeseen at the time of our field investigation.

Earthquakes

Although earthquakes are not common in the area, no responsibility is assumed for their possible effect on individual properties unless detailed geologic reports are made available to us.

Operating Equipment

Based on observation only, we assume all equipment to be in normal operating condition. Operating individual pieces of equipment to test their status exceeded the scope of this investigation.

Property Included

No consideration was given in this appraisal to personal property on the premises; only the real estate was considered.

APPRAISER CERTIFICATION

I certify that, to the best of my knowledge and belief:

- The statements of fact in this report are true and correct.
- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions.
- I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.
- My engagement in this assignment was not contingent upon developing or reporting predetermined results.
- My compensation for completing this assignment is not contingent upon the developing or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
- To the best of my knowledge and belief, the reported analyses, opinions, and conclusions were developed and this report was prepared in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation, the Code of Professional Ethics, and the Standards of Professional Practice of the Appraisal Institute
- The use of this report is subject to the requirements of the Appraisal Institute and state regulatory requirements relating to review by its duly authorized representatives.
- This analysis was not based upon requested minimum market rents, specific market rents, or the approval of a loan. Therefore, we have determined that the final estimates of market rent were made without influence by the lender or the client.
- I have made a personal inspection of the property that is the subject of this report and the market data.

APPRAISER CERTIFICATION

- Neither all nor any part of the contents of this report (especially any conclusions of value, the identity of the appraiser or the firm with which he is connected, or any reference to the Appraisal Institute), shall be disseminated to the public through advertising, public relations, news, sales, or any other public medium without the prior written consent and approval of the undersigned.

- The indicated market value that was provided within this appraisal report is "as is" and is defined as " the value of the property in its current physical condition and subject to the zoning in effect as of the date of value."

- An analysis of current market conditions has been considered, and a reasonable estimated marketing time for the appraised property has been reported within this appraisal.

- No one provided significant professional assistance to the person signing this report.

- I, William J. Gontram, appraiser for the assignment, am a certified general appraiser in Washington DC, the commonwealth of Pennsylvania, and the states of Maryland, Michigan, New Jersey, New York, and Wyoming. I am also a licensed real estate broker in the commonwealth of Pennsylvania.

William J. Gontram
Maryland Certified General Real Estate
Appraiser No. 40010181

SCOPE OF THE VALUE DETERMINATION ADMINISTRATIVE REVIEW

Marshall & Stevens Incorporated requires administrative review of valuation and consultation reports prior to completion and delivery. The administrative review is preformed based upon our understanding of Standard 3 of USPAP. An administrative review permits comparisons of a report with our understanding of USPAP standards and the engagement. During the review process, a reviewer examines the report for adequacy and relevance of content, appropriateness of the analytical methods and techniques, and reasonableness of the analyses, opinions, and conclusions expressed within the report. File information is also scrutinized. The reviewer does not inspect the subject property or comparables used in the appraiser's analyses, nor does the reviewer independently verify the information. The contents of the report and file are assumed true and correct unless appearing otherwise. The reviewer then discusses the report and file information with the project manager and appraiser. A final administrative review occurs before the report delivery.

OPINION OF THE ADMINISTRATIVE REVIEW APPRAISER

I, William F. Schoenhut, Jr., MAI, IFAS, am the designated administrative reviewer for the market value assignment engaged by Cafritz Interests. I reviewed the market value determination of the Security West located at Baltimore, Baltimore County, Maryland. The report was prepared by William J. Gontram. The effective analysis date is November 1, 2003 and October 31, 2018. The administrative review commenced March 18, 2003, and was completed March 24, 2003.

Based on the administrative review of the market value determination report, I am of the opinion the report:

- Conforms with my understanding of the requirements of Standards 1 and 2 of the Uniform Standards of Professional Appraisal Practice adopted by the Appraisal Standards Board of the Appraisal Foundation.
- Conforms with my understanding of the engagement.
- Data and propriety of adjustments to the data appear reasonable, adequate, and relevant.

OPINION OF THE ADMINISTRATIVE REVIEW APPRAISER

- Analytical methods and techniques were appropriate, and as of the date of effective analysis date, the analyses, opinions, and conclusions were appropriate and reasonable.

VALUE DETERMINATION ADMINISTRATIVE REVIEW APPRAISER CERTIFICATION

The undersigned does hereby certify that, to the best of his knowledge and belief:

- The facts and data reported in the reviewed report and considered during the review process are true and correct.
- The analyses, opinions, and conclusions in this review are limited only by the assumptions and limiting conditions stated in the scope of the review and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions.
- I have no present or prospective interest in the property that is the subject of the reviewed report, and I have no personal interest or bias with respect to the parties involved.
- My engagement in this assignment was not contingent upon developing or reporting predetermined results.
- My compensation for completing this assignment is not contingent on any action or event resulting from the analyses, opinions, or conclusions in or the use of this review report.
- My analyses, opinions, and conclusions were developed and this review report was prepared in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation, the Code of Professional Ethics, and the Standards of Professional Practice of the Appraisal Institute, and National Association of Independent Fee Appraisers.
- The use of this review report is subject to the requirements of the Appraisal Institute and state regulatory requirements relating to review by its duly authorized representatives.

VALUE DETERMINATION ADMINISTRATIVE REVIEW APPRAISER CERTIFICATION

- As of the date of this review report, I have completed the requirements under the continuing education program of the Appraisal Institute.

- As of the date of this report, I have completed the requirements under the continuing education program of the National Association of Independent Fee Appraisers.

- Neither all nor any part of the contents of this report (especially any conclusions of value, the identity of the appraiser or the firm with which I am connected, or any reference to the Appraisal Institute and National Association of Independent Fee Appraisers, or to the MAI, or IFAS designations) shall be disseminated to the public through advertising, public relations, news, sales, or any other public medium without the prior written consent and approval of the undersigned.

- I, William F. Schoenhut, Jr., MAI, IFAS, did not personally inspect the subject of the report under review.

- No one provided significant professional assistance to the person signing this review report.

William F. Schoenhut, Jr., MAI, IFAS
Review Appraiser
Maryland Certified General Real Estate
Appraiser No. 10103